_____________________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
__________________________
AMBIPAR EMERGENCY RESPONSE
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G02532102
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
__________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_____________________________________________________________________________________________

CUSIP NO. G02532102	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Ambipar Participations & Enterprises S.A. (aslo known as Ambipar Participações e Empreendimentos S.A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,234,746
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,234,746
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,234,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.8%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP NO. G02532102	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Tércio Borlenghi Junior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,234,746
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,234,746
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,234,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. G02532102	SCHEDULE 13G	Page 4 of 7 Pages
Item 1. (a) Name of Issuer
Ambipar Emergency Response (the "Issuer")
(b) Address of Issuer’s Principal Executive Offices:
AVENIDA ANGELICA, N. 2346, 5TH FLOOR, SAO PAULO, Brazil, 01228-200
Item 2 (a). Name of Person Filing:
Ambipar Participations & Enterprises S.A. (also known as Ambipar Participações e Empreendimentos S.A, or “Ambipar Parent”) and Tércio Borlenghi Junior (together, the "Reporting Persons").
(b) Address of Principal Business Office or, if None, Residence:
The principal business office for each of Ambipar Parent and Mr. Tércio Borlenghi Junior is:
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP – Brazil, 01228-200
(c) Citizenship:
See Item 4 of each cover page.
(d) Title of Class of Securities:
Class A Ordinary Shares, $0.0001 par value per share (“Class A Ordinary Shares”).
(e) CUSIP No.:
G02532102
Item 3.
Not Applicable.
Item 4. Ownership:
(a)    Amount Beneficially Owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.
Ambipar Parent beneficially owns 39,234,746 Class A Ordinary Shares consisting of 39,234,746 Class A Ordinary Shares which may be acquired upon the conversion of an equal number of directly held Class B ordinary shares, $0.0001 par value per share (“Class B Ordinary Shares”). Ambipar Parent is controlled by Mr. Tércio Borlenghi Junior, who by virtue of his control may be deemed to beneficially own the shares held by Ambipar Parent.
Each Class A ordinary share is entitled to one vote. Each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share, at the option of the holder and automatically upon transfer, subject to certain exceptions.

CUSIP NO. G02532102	SCHEDULE 13G	Page 5 of 7 Pages
Beneficial ownership reported herein excludes the right to acquire an additional 11,000,000 Class B Ordinary Shares (the “Earn-Out Shares”) upon the Class A Ordinary Shares achieving certain share price thresholds on or prior to March 3, 2026. Such Earn-Out Shares, once received, will be convertible into Class A Ordinary Shares on a one for one basis, at the option of the holder and automatically upon transfer, subject to certain exceptions.
Calculations based upon 16,195,105 Class A Ordinary Shares outstanding as of May 12, 2023 as disclosed by the Issuer in the Form 20-F filed with the Securities and Exchange Commission on May 12, 2023 and assumes the conversion by Ambipar Parent of the 39,234,746 Class B ordinary shares owned by Ambipar Parent.
(b)    Percent of class:

See Item 11 on the cover pages hereto.

(c)    Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable

CUSIP NO. G02532102	SCHEDULE 13G	Page 6 of 7 Pages
Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP NO. G02532102	SCHEDULE 13G	Page 7 of 7 Pages
Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Ambipar Participações e Empreendimentos S.A.

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director

/s/ Tércio Borlenghi Junior
Name:	Tércio Borlenghi Junior
Title:	CEO